Derek Oil and Gas Corporation

Form 52-109-FT2

Certification of Annual Filings

I, Ed Byrd, Chief Financial Officer of Derek Oil and Gas Corporation certify that:

1. I have reviewed the annual financial statements (as this term is defined in MI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Derek Oil and Gas Corporation (the Issuer) for the year ended April 30, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date for the periods presented in the annual filings.

DATE: September 15, 2004

“signed”

Ed Byrd

Chief Financial Officer

Derek Oil and Gas Corporation